Exhibit 99.1

BROOKFIELD RENEWABLE COMPLETES $150 MILLION BOND ISSUE

HAMILTON, Bermuda, March 25, 2014 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced the completion of a financing of its Great Lakes Power hydroelectric portfolio located in Ontario, raising incremental proceeds of CAD $150 million.

Through its wholly-owned subsidiary Great Lakes Power Limited, Brookfield Renewable issued CAD $90 million of Series 3 Senior Bonds bearing a 3.77% coupon with an average life of approximately 6 years, and CAD $60 million of Series 3 Subordinate Bonds bearing a 4.96% coupon with an average life of approximately 9 years. The senior and subordinate bonds are rated A (low) and BBB (mid), respectively, by DBRS and are supported by a portfolio of 12 hydroelectric generating stations located in northern Ontario, with an installed capacity of 349 MW.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 6,000 megawatts of installed capacity. Diversified across 70 river systems and 12 power markets in the United States, Canada and Brazil, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com